FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        December, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 400, 750 – 11th Street SW Calgary, Alberta Canada T2P 3N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 17, 2005	signed "Don Gleason" Don Gleason, CFO

EXHIBIT INDEX

1	Press Release dated December 7, 2004

2	Material Change Report dated December 10, 2004

NOT FOR DISSEMINATION IN THE UNITED STATES
OR TO U.S. NEWSWIRE SERVICES

CHARTWELL TECHNOLOGY INC.

FOR IMMEDIATE RELEASE

Chartwell Technology Inc.	TSX: CWH

Calgary, Alberta, Canada, December 7, 2004, Chartwell Technology Inc. (TSX:CWH) (the “Company”), a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, is pleased to announce the closing of its previously announced (November 18, 2004) bought deal private placement financing of $11,000,000, consisting of 2,365,592 Common Shares which were sold at a price of $4.65 per Common Share.

Clarus Securities Inc. and Harris Partners Limited acted as underwriters (collectively, the “Underwriters”) and received a commission equal to 6.0% of the gross proceeds of the offering. As additional compensation, the Underwriters were granted 141,936 compensation options, exercisable at an exercise price of $5.10 per Common Share for a period of 18 months from the date of the closing of the offering.

The size of the private placement was increased to $11,000,000 upon the exercise of the Underwriters’ over-allotment option to purchase an additional $1,000,000 of Common Shares of the Company.

All of the securities sold pursuant to the offering will be subject to a four month hold period in Canada following the date of the closing. The Common Shares were not offered or sold in the United States.

Net proceeds will be used by the Company to fund growth and expansion and for general corporate purposes.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

For further information, please contact Chartwell Technology Inc.

Don Gleason, CFO (877) 261-6619 or (403) 261-6619 dgleason@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

CHARTWELL TECHNOLOGY INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Reporting Issuer:

Chartwell Technology Inc. (“Chartwell”) Suite 400, 750 – 11th Street SW Calgary, AB T2P 3N7

ITEM 2	Date of Material Change:

December 7, 2004.

ITEM 3	News Release:

The attached news release was issued by Chartwell on December 7, 2004 through CCNMatthews.

ITEM 4	Summary of Material Change:

Chartwell completed the closing of its previously announced private placement financing.

ITEM 5	Full Description of Material Change:

See the attached news release.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

None.

ITEM 8	8 Executive Officer:

Darold H. Parken President and Chief Executive Officer Telephone: (403) 261-6619 Fax: (403) 237-5816

ITEM 9	Date of Report:

December 10, 2004